Securities and Exchange Commission
                                Washington, DC  20549

                                   Form 12b-25

                                        Commission File Number 0-12293


                            NOTIFICATION OF LATE FILING

(Check one):  Form 10-K  Form 11-K   Form 20-F   X Form 10-Q    Form N-SAR

For Period Ended:  September 30, 1999


  Transition Report on Form 10-K        Transition Report on Form 10-Q
  Transition Report on Form 20-F        Transition Report on Form N-SAR
  Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                       PART I
                               REGISTRANT INFORMATION

Full name of registrant Canisco Resources, Inc.


Former name if applicable



Address of principal executive office (Street and number)
  300 Delaware Avenue, Suite 714


City, state and zip code  Wilmington, Delaware 19801


                                    PART II
                            RULE 12b-25 (b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


   X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
   X filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   X  (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

         See the Registrant's response to Part III

                                   PART III
                                  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     During the Registrant s quarter ended September 30, 1999, Registrant agreed with the lender under its Credit Agreement to amend several of the Registrant's covenants under the Credit Agreement. Under the Credit Agreement, amendments are required to be in writing. No written confirmation of the amendments was received prior to the EDGAR filing deadline (5:30 p.m. Eastern time) on November 15, 1999.

    Had the amended covenants not been so amended, the Registrants would have had to restate certain portions of its financial statements, which restatement could not have been accomplished by the filing deadline on the prescribed due date without unreasonable effort of expense.

     As the Registrant has now received written confirmation of the amendments to the Credit Agreement, the Registrant will file the subject Quarterly Report on Form 10-Q on the date hereof.


                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Michael J. Olson               (302)          777-5050
         (Name)                       (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                   X Yes   No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                     Yes X No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Canisco Resources, Inc.
               (Name of Registrant as Specified in Charter)

Has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 16, 1999         By  /s/ Michael J. Olson
                               Name:   Michael J. Olson
                               Title:  Chief Financial Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative s authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).